Room 4561

February 15, 2008

Ware H. Grove
Chief Financial Officer
CBIZ, Inc.
6050 Oak Tree Boulevard, South
Suite 500
Cleveland, Ohio 44131

Re: CBIZ, Inc.
Form 10-K for the fiscal year ended December 31, 2006
Filed March 16, 2007
Definitive Proxy Statement on Schedule 14A
Filed April 06, 2007
File No. 001-32961

Dear Mr. Grove:

        We have reviewed your response to our letter dated December 6, 2007 in connection with the above referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 6, 2007.

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 7. Management's Discussion and Analysis of Finance Condition and Results of Operations

Results of Operations, page 21

1.   We note your response to prior comment No. 2 that indicates gross profit margins are shown exclusive of any related depreciation and amortization expenses. Please clarify your statement that "the related depreciation and amortization expense was not significant" to describe the basis for this determination. In this

regard, indicate whether you deemed the amount of depreciation and amortization expense that would be allocable to cost of revenues as not material to the gross margins for each segment. We believe that depreciation and amortization should not be excluded from gross margins if material.

Financial Statements

Consolidated Statements of Operations, page F-5

2.   We note your response to prior comment No. 3. We believe that since investment income earned is generally presented as "other income", outside of operating income, that in cases where it is included in revenue, the item should be presented separately due the nature of this item. In this regard, expand on why you believe that this income is not material and indicate whether you would consider this amount to be material to your gross margins and operating income.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Revenue Recognition and Valuation of Unbilled Revenues, page F-12

3.   We note your response to prior comment No. 5 that "recognizing revenue based on hours incurred is a reasonably proxy for output measures which supports the contractual earnings pattern". Please clarify why you believe that the hours incurred is a reasonable proxy for output measures when the services includes a significant final deliverable or product such as the receipt of tax returns or business valuation services report. That is, explain whether the act of delivering a tax return or valuation report is so significant in relation to the overall transaction that substantive performance only takes place when the final act is completed.

4.   We note your response to prior comment No. 7 that states "Revenue for asset based fees are recognized when the asset value necessary to compute revenue is determinable, which is typically when cash is received or when market valuation information is available." Please clarify whether you always recognize revenue for asset based fee arrangements in the same period that the revenue is earned. Indicate whether you have circumstances where revenue recognition is delayed because the fee is not determinable within the reporting period for when the revenue is earned. In those cases, explain why the fees were not determinable by other means and indicate why you can not calculate or reasonably estimate those fees when earned. Explain why, in some cases, you record revenue when cash is received instead of calculating the fee earned.

5.   Your response to prior comment No. 9 indicates for the National Practice technology consulting that software and consulting services are sold on both a bundled basis as well as a stand-alone basis, which allows you to establish VSOE of relative fair value for each individual element in accordance with SOP 97-2. Your response indicates that these elements are "offered" and "marketed" on a stand-alone basis, however, the response does not indicate whether these elements are truly sold separately (i.e., without a customer separately purchasing another element such as PCS). In this regard, describe the circumstances in which each element is sold separately and how you considered the guidance in paragraphs 10 and 57 of SOP 97-2.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Morgan Youngwood at 202-551-3479 if you have questions regarding comments on the financial statements and related matters. Please address all other comments to Katherine Wray at 202-551-3397. If you require further assistance you may contact the undersigned at 202-551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief